Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following is a transcript of a conference call held by AerCap Holdings N.V. (“AerCap”) on November 6, 2009 that relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap, Genesis Lease Limited (“Genesis”) and AerCap International Bermuda Limited.

IMPORTANT INFORMATION ABOUT THIS TRANSACTION

The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration.  In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap.  Genesis will mail the definitive proxy statement/prospectus to its shareholders.  Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov).  These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658.  Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

FORWARD LOOKING STATEMENTS

This transcript may contain certain statements, estimates and forecasts with respect to future performance and events.  These statements, estimates and forecasts are intended to be covered by the safe harbor for “forward-looking statements” provided by the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology.  All forward-

looking statements included in this transcript are not statements of historical fact but are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in any forward-looking statements.  As a result, there can be no assurance that any forward-looking statements included in this transcript will prove to be accurate or correct.  In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this transcript might not occur.  Among the factors that could cause actual results to differ materially from those described in any forward looking statements are factors relating to satisfaction of the conditions in the amalgamation agreement between AerCap and Genesis, AerCap’s ability to successfully combine the businesses of AerCap and Genesis and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ in AerCap’s and Genesis’s respective annual reports on Form 20-F for the year ended December 31, 2008, as filed with the US Securities and Exchange Commission.  Copies of such annual reports on Form 20-F are available online at http://www.sec.gov or on request from the applicable company.  Except for any obligation to disclose material information under federal securities laws, AerCap and Genesis do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap and Genesis do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.

FINAL TRANSCRIPT

AER - Q3 2009 AerCap Holdings N.V. Earnings Conference Call

Event Date/Time: Nov. 06. 2009 / 2:30PM GMT

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Nov. 06. 2009 / 2:30PM, AER - Q3 2009 AerCap Holdings N.V. Earnings Conference Call

CORPORATE PARTICIPANTS

Peter Wortel

AerCap Holdings N.V. - VP Investor Relations

Klaus Heinemann

AerCap Holdings N.V. - CEO

Keith Helming

AerCap Holdings N.V. - CFO

CONFERENCE CALL PARTICIPANTS

Gary Liebowitz

Wells Fargo - Analyst

Alex Loanzon

Bank of America, Merrill Lynch - Analyst

Scott Valentin

FBR Capital Markets - Analyst

Brandon Oglenski

PRESENTATION

Operator

Good morning, my name is Celeste, and I will be your conference operator today. At this time, I would like to welcome everyone to the AerCap Third Quarter Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

(Operator Instructions)

At this time, I would like to turn the call over to Mr. Peter Wortel, Vice President of Investor Relations.

Please go ahead, Sir.

Peter Wortel - AerCap Holdings N.V. - VP Investor Relations

Good day, everyone. Welcome to the Third Quarter 2009 Conference Call. With me today are Klaus Heinemann, AerCap’s CEO, and Keith Helming, AerCap’s CFO. I would like to mention that after this conference call, we will also host a luncheon at the New York Palace, and the presentation given there will not be webcasted, but the slides will be made available via the website shortly before the start of the lunch, around noon New York time.

Before we begin, I want to remind you that some statements made during this conference call that are not historical facts, may be forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause actual results or events to differ materially from those expressed or implied in such statements.

In addition, this conference call contains time-sensitive information that reflects management’s best judgment only as of the date of the live call.

AerCap does not undertake any ongoing obligation other than that imposed by law to publically update or revise any forward-looking statements to reflect future events, information or circumstances that arise after this call.

Further information concerning issues that could materially affect performance related to forward-looking statements, can be found in AerCap’s Earnings Release dated November 6, 2009. A copy of the Earnings Release and conference call presentation are available on our website at AerCap.com.

This call is open to the public and is being webcast simultaneously at www.AerCap.com and will be archived for replay.

I’ll now turn the call over to Klaus

Klaus Heinemann - AerCap Holdings N.V. - CEO

Good morning, and thank you for joining us this morning for our Third Quarter Earnings Call.

We’re delighted to report that our core leasing business measured by our net spread, continues to grow strongly in a climate that remains very challenging. This growth enables us to report another solid profit for the period, as well as 23% increase in net spread to $114.6 million, which reflects further substantial growth in our core leasing activities.

This achievement, as well as our ability to expand our overall market position through the share-for-share transaction for Genesis lease, provides clear evidence that AerCap has been able to take advantage of this year’s dislodged market environment.

The Genesis transaction is underway, and the transitional activities are progressing nicely. With the regulatory approvals of Germany and the US already obtained, we are still awaiting approval of the Turkish authorities. The initial comments of the SEC have been received this week and depending on the timing of this, we would expect closing to be early in 2010.

Not accounting for this transaction, our total assets grew by 22% year-on-year to $6.4 billion, which also demonstrates AerCap’s ability to deliver profitable growth in our lease business, even in the most challenging environments.

With regards to the current state of the market, as I indicated back in May, while we have witnessed an unprecedented set of circumstances in the markets over the past 12 months, we do feel that this is continuing to gradually improve. The definite early signs of a market recovery we saw in March, judging by our business activities from late March onwards, in terms of contracts agreed and sales of aircraft assets has continued.

There has been a market recovery among our emerging market clients, as well as among some of the low-cost carriers, which is resulting in more positive demand for our marketing activities for 2010 and 2011. We still expect a broader recovery to be underway in 2010, particularly if the possibility of seeing significant passenger growth in 2010 materializes, which combined with fuel costs in the $75 to $100 per barrel range will rapidly rebalance the market for modern, state-of-the-art narrow bodies.

We expect the winter season to still be challenging for the airlines, but it is encouraging to see that so far most remain able to fulfill their contractual obligations, partly through the timely capacity cutting measures that have been taken by the industry in the past.

In the third quarter of 2009, AerCap signed lease agreements for six aircraft and executed letters of intent for five new aircraft leases. We delivered 8 aircraft and 14 engines to lessees. We purchased 6 aircraft and 3 engines, and sold 3 aircraft and 3 engines, and executed letters of intent for the sale of 5 aircraft.

The number of aircraft in our owned and to-be-delivered portfolio is now 304 aircraft and 82 engines that are neither owned, on order — that are either, sorry, either owned, on order, under contract, or letter of intent, or managed by us.

It is also worth mentioning that AerCap also entered into 14 engine leasing agreements in the third quarter and did deliver the engines to the lessees in the same period.

During this period, AerCap’s subsidiary, AeroTurbine, disassembled 9 aircraft and 6 engines from its own inventory, and 3 aircraft and 10 engines for third parties.

Furthermore, one must not forget that, as well as nearing the completion of our transaction for Genesis lease, AerCap has achieved other significant milestones so far in 2009, such as the successful placement of all of our remaining aircraft on order and sourcing the term financing required to meet our order commitments.

As mentioned before, 4 additional aircraft were purchased for delivery in late 2013 in connection with the placement of 4 aircraft with Spirit Airlines in the United States.

To conclude my introduction, we continue to be very proud of our achievements so far in 2009. Our third quarter results confirm not only that we’re in good shape, but also that we are well positioned to benefit from the market recovery we expect to see in 2010.

I would like to reiterate our commitment to delivering significant long-term value to our shareholders who have invested in the company with us.

The company has a strong balance sheet. It has long-term contracted lease revenue. It has strong cash balances. It has a proven track record of raising finance from diversified sources; some of you may have seen this morning’s announcement of our significant transaction with China Development Bank.

We have a growing asset base that consists exclusively of new, efficient and in-demand aircraft and we have a solid global client base and a solid base of a variety of funding sources that we are utilizing.

On that note, I would like to hand over to Keith, who will take you through the details of our financial and operating performance for the third quarter.

Keith Helming - AerCap Holdings N.V. - CFO

Thanks, Klaus.

Good morning, everyone. As Klaus mentioned, I’ll take you through the details here for the third quarter.

Our total net income in third quarter 2009 was $35.5 million. In addition, the net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation was $39.2 million in third quarter 2009.

The next slide helps explain the key variances in net income year-over-year. With this net income analysis, I’ve tried to outline the various components of our profitability and their trends.

At the top of the page, I’ve started with our net spread, which is the margin we are earning on our lease assets. This amount continues to grow significantly and is in line with our asset growth. Next is our depreciation expense, which is also growing with the increase in our assets. Our SG&A is lower, versus the prior year, which is the result of several cost reductions that have been put in place. The net amount of those three items show a very healthy increase in profitability, year-over-year.

The next several items are those which are non-recurring or not evenly spread across all quarters and have caused reduction in our net income versus the prior year. The first two of these items relate to non-recurring maintenance revenue, and are the result of both a change in estimate in the amount of maintenance rent expected to be reimbursed to lessees, plus airline defaults. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements.

In third quarter 2008, a cumulative adjustment equal to $12.9 million for maintenance rent collected from lessees during the prior periods was recorded as revenue. Additionally, the termination of certain leases due to airline defaults triggered the recognition of $8.3 million of maintenance revenue in third quarter 2008, which was the amount of rents previously collected from these lessees and still held by us.

In third quarter 2009, we incurred $4.3 million of expenses relating to these same defaults. The expense is recorded when it is incurred.

In addition, our gain in sales was lower by $4.6 million in third quarter 2009, versus third quarter 2008. So in summary, our leasing related profit continued to grow, but we experienced lower profit in third quarter 2009 versus prior year as a result of some non-recurring items in third quarter 2008, plus the lower gain on sales year-over-year.

So earnings per share were $0.42 in third quarter 2009, including all items. Earnings per share were $0.46 during the period, excluding the non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation.

Total revenue in third quarter 2009 was $213 million down from $302 million in third quarter 2008. As you can see, basic rents increased to $142 million in third quarter 2009, up 7% over the prior year. The decrease in total revenue was driven by lower maintenance revenues, and lower sales revenue as just discussed.

The growth in our net spread in third quarter 2009 was 23% over third quarter 2008. Basic rents increased 7% in third quarter 2009 versus the prior year, as mentioned, while interest expense excluding the non-cash mark-to-market charge, decreased 30%. At the same time, our debt balance increased 27%. This resulted in a net spread of $115 million in third quarter 2009, as compared to $93 million in 2008.

For the first nine months of 2009, the growth in our net spread was 25% over the same period in 2008. Basic rents increased 10% for the first nine months of 2009 versus the same period in prior year, while interest expense excluding the non-cash mark-to-market charge decreased 25%.

The net spread was $340 million for the first nine months of 2009 as compared to $272 million for the first nine months of 2008. The 25% growth in net spread is in line with the 25% growth in average lease assets over the same period, resulting in a steady annualized margin of 10%.

Total sale revenue in the third quarter 2009 was $49 million. Revenues relating to the sale of aircraft was $5 million. The sale of engines was $13 million and parts sales were $31 million.

Total gain from sales in third quarter 2009 was $9 million on a pre-tax basis, as compared to $14 million in third quarter 2008.

AerCap’s leasing expenses and SG&A for third quarter 2009, was $43.6 million, as compared to $43.1 million in the prior year. These amounts exclude the cost-per-share based compensation.

Leasing expenses were higher again in third quarter 2009, as compared to the same period in 2008, and were driven by costs relating to the airline defaults which occurred in 2008. The following page provides more details on the leasing expenses.

SG&A costs decreased 17% in third quarter 2009, as compared to the same period in 2008.

The largest driver of the increase in leasing expenses year-over-year were costs relating to defaults which occurred in 2008. This amount was $4.3 million and arose primarily from the Gemini, InterExpress, and Zoom Airline defaults. The costs are recorded when incurred and are primarily costs relating to the repair of engines. The aircraft had already been put back in leasing service with the use of substitute engines from our AeroTurbine business. All other leasing related costs were stable year-over-year.

During third quarter 2009, we incurred an overall negative $5.2 million impact relating to the airline defaults, which occurred in 2008. This was in the form of lower basic lease rents and the higher leasing expenses. For the first nine months of 2009, this amount was $19.7 million. For the full year 2008, this amount was $18.7 million, including the partially offsetting benefit from maintenance rents held by us as collateral for the aircraft. Most of the charges for 2008 occurred in fourth quarter.

Our blended tax rate for the first nine months of 2009 was a charge of 2.5%. The tax rate for our aircraft assets was a charge of 0.4%, and the tax rate was a charge of 36.4% on our engines and parts assets.

AerCap’s total assets have grown 22% in third quarter 2009, as compared to 2008. Total assets on the balance sheet are $6.4 billion at the end of the third quarter 2009. The number of aircraft in our portfolio 304, including the owned aircraft, managed aircraft, and the aircraft on order or under contract. The number of engines owned or under contract was 85 at the end of third quarter 2009.

We completed $1.1 billion of purchases of aviation assets in the first nine months of 2009, including the purchase of 27 aircraft. For full year 2009, we have $1.8 billion of committed purchases of aviation assets. The number of aircraft purchases for full year 2009 is expected to be 41, which relate primarily to our forward order aircraft.

The utilization rate was maintained at 98% for the first nine months of 2009, the yield generated by our aircraft lease portfolio was 14.8% for the first nine months of 2009. The decrease versus full year 2008 is the result of lower interest rates, 2008 airline defaults, plus the delivery of new aircraft which initially have a lower yield. The average term of new leases for new aircraft entered into during the first part of 2009 was 135 months, and the average term entered into during 2009 for new leases on existing portfolio was 46 months.

AerCap’s unrestricted cash balance at the end of third quarter 2009 was $203 million, our total cash balance including restricted cash was $324 million at the end of third quarter 2009. Operating cash flows were $119 million for third quarter 2009.

At the end of the third quarter, AerCap’s debt balance was $4.6 billion and our debt equity ratio was 3.4 to 1. Our book equity amount is over $1.3 billion now. The average cost of debt in third quarter 2009 was 2.6%, which was 170 basis points lower across our entire portfolio as compared to third quarter 2008. Again, this decreasing cost of funding is reflective of the lower interest rate environment and the use of interest rate caps for hedging purposes in past years.

With regard to the 2009 financial outlook for AerCap on a stand-alone basis, committed purchases of aviation assets for the full year is $1.8 billion, as previously mentioned. The growth in basic lease rents is now expected to increase around 11%, but net spread is expected to increase 25%.

We expect sales revenue in 2009 to be approximately $240 million. Two of the six sales of forward order A320 aircraft, which were — which are recorded as other revenue are expected to occur in first quarter 2010 instead of fourth quarter 2009 as originally expected because of the delay in the delivery of the aircraft from Airbus.

The average cost of debt in 2009 is expected to be approximately 3% and the 2009 blended tax rate is expected to be approximately 3% as well.

Return on equity for the full year 2009 is still expected to be around 15%.

With regard to our 2010 financial outlook, on a combined company basis, committed purchases of aviation assets for the full year 2010 is expected to be approximately $2.5 billion, which includes the purchase of 11 aircraft from GECAS. 2010 lease revenues, including maintenance revenue, are expected to be between $1.0 billion and $1.1 billion.

2010 sales revenue is expected to be approximately $0.5 billion, inclusive of AeroTurbine sales and the sale of three A330s from our forward order book. Additionally, two of the six sales of forward order aircraft that were originally expected in the fourth quarter will occur now in the first quarter of 2010. And the gain on these aircraft is recorded as other revenue.

We expect to achieve approximately $8 million of cost savings, resulting from the Genesis amalgamation in 2010, a partial year of savings and the average cost of debt in 2010, inclusive of the Genesis swaps, is expected to be approximately 5%.

The 2010 blended tax rate is expected to be approximately 8% to 10%, including the Genesis portfolio.

So those are the financial highlights for third quarter 2009 and I’ll turn it back over to Klaus.

Klaus Heinemann - AerCap Holdings N.V. - CEO

Thanks very much, Keith and with that, we are into the Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from the line of Gary Liebowitz.

Gary Liebowitz - Wells Fargo - Analyst

Thank you and good morning, gentlemen.

Klaus Heinemann - AerCap Holdings N.V. - CEO

Good morning, Gary.

Keith Helming - AerCap Holdings N.V. - CFO

Good morning, Gary.

Gary Liebowitz - Wells Fargo - Analyst

And thanks for providing the 2010 outlook, much appreciated.

Klaus, I was wondering, you’ve got a lot on your plate now, your existing Airbus backlog, the aircraft coming from GE, the Genesis deal. Is your time now fully devoted to those activities or are you still actively pursuing other acquisitions and are you seeing pricing come down to more attractive levels? Or are you seeing perhaps the OEMs looking to fill some near-term slots?

Klaus Heinemann - AerCap Holdings N.V. - CEO

First of all, clearly, most of our organization is focused on the execution of our existing program, because it represents a very significant growth in its own right. But some of us, sometimes, look around and see what situations might be attractive.

And you’re right, there are a few situations that could potentially interest us and they do have to do with assisting the manufacturers and some of their 2010 delivery situations. It could have to do with looking at one or two distressed situations, but we are careful as we approach those possibilities to make sure that there is a clear separation between those of us in AerCap who make certain that the normal operational ability is up to scratch in turn and a few others who can look at what possibilities there might be for 2010.

But I think there are a few interesting situations emerging.

Gary Liebowitz - Wells Fargo - Analyst

Okay. Thanks.

And a follow-up, can you give us a little bit more detail on the funding that you’re getting from China Development Bank? Maybe some of the terms and how they might compare to ECA debt, which I guess would have been the alternative?

Klaus Heinemann - AerCap Holdings N.V. - CEO

I think the Chinese – and we’re very grateful for that, you know, have a very significant commitment towards the long-term future of the aircraft market. It’s the first time that we are going at that scale in there. It’s the first time that we’re dealing with China Development Bank, which is one of the leading players in the internationalization of their lending activities to non-Chinese entities. So we’re very happy about that.

And, yes, the terms and conditions are very compatible to the ECA’s because some of this funding will indeed — Keith, if I’m not mistaken — replace what was initially ear marked as ECA funding. So I think that can give you some of the — some idea about how efficient it is.

Gary Liebowitz - Wells Fargo - Analyst

Okay.

And just one last one for Keith, on the 2010 guidance you’re assuming a cost of debt of 5%. Is there embedded in there an assumption for a higher LIBOR rate environment? Because if I weight average your current and Genesis debt costs, it’s nowhere near 5%.

Keith Helming - AerCap Holdings N.V. - CFO

There is a slight increase in the LIBOR rate assumed in that particular cost assumption. So your mathematics, I think, are probably correct. So it is a conservative forecast, if you will, if rates don’t go up.

Gary Liebowitz - Wells Fargo - Analyst

Okay. Thanks. I’ll get back in the queue.

Operator

(Operator Instructions)

Your next question comes from the line of Brandon Oglenski.

Brandon Oglenski

Good morning.

Klaus Heinemann - AerCap Holdings N.V. - CEO

Good morning.

Brandon Oglenski

I just wanted to discuss lease revenue a little bit more. I understand the year-over-year issues that you guys went through in the presentation, but just looking from 2Q to 3Q and adjusting for some of the end-of-lease payments you guys had last quarter, it appears that you’re generating roughly the same amount of base lease revenue as you were last quarter, yet you had about 6% increase in your assets.

So is this a timing issue with when the contracts hit within the quarter? Or is there some variation in the maintenance revenue that you’re collecting from 2Q to 3Q?

Keith Helming - AerCap Holdings N.V. - CFO

Yes, the maintenance revenue has gone down a little bit in 3Q versus second quarter. But the — and the timing of the contracts does have an impact.

Again, if you look at the full year, the net spread, which again includes the increase in basic lease rents, is in line with the asset growth. So again the spread and the margin that we’re incurring on the assets has stayed — is staying constant.

Brandon Oglenski

Okay. But — so this isn’t a case where you have lower lease rates coming on on new contracts in the quarter? This is more an issue of when they came on and some of the maintenance issues?

Keith Helming - AerCap Holdings N.V. - CFO

Well, it’s — yes, some of the lease rates are lower than some of the prior contracts, but again, those will be funded at a lower interest cost as well. So the margins have stayed constant. So the top line, it’s difficult to understand the profitability by looking at just the top line. You do have to look at the margin itself, which is why we focus on this net spread concept.

Brandon Oglenski

Okay.

And as far as the forward A320 sales, you’re going to book four of them now in the fourth quarter, is that correct?

Keith Helming - AerCap Holdings N.V. - CFO

Yes, four of them will deliver in fourth quarter.

Brandon Oglenski

Okay. Now our initial understanding was that this was going to happen in the second half of the year and now you’re saying that a couple of them are being pushed to the first quarter. So I’m just wondering, are any of the terms being renegotiated or is this just a timing issue?

Klaus Heinemann - AerCap Holdings N.V. - CEO

No, there is nothing renegotiated. This is a timing issue because it shows that actually the curtailment of production rights that Airbus has undertaken is starting to show. These are very simply aircraft that Airbus is delivering within what they call excusable delay, i.e. six weeks. So they were scheduled for December and Airbus has informed the client that they can’t deliver these aircraft before January.

Brandon Oglenski

Okay. So the original terms are still in place there, it’s just an issue with Airbus delivering right?

Keith Helming - AerCap Holdings N.V. - CFO

Right. Right.

Brandon Oglenski

Okay.

And then the last question we had, on leasing expense, a similar issue from 2Q to 3Q, it’s like a pretty significant decline. This is just on the timing of maintenance issues, I’m assuming. But what’s going to be the run rate, looking forward, on the leasing expense line?

Keith Helming - AerCap Holdings N.V. - CFO

If you exclude the costs that we’ve incurred because of the defaults, the run rate has probably typically been around $15 million a quarter, $15 million a quarter.

Brandon Oglenski

Okay. Okay. Well, thank you, gentlemen.

Operator

Your next question comes from the line of Mike Linenberg.

Alex Loanzon - Bank of America, Merrill Lynch - Analyst

Oh, hey, good morning, everyone. This is actually Alex Loanzon on behalf of Mike.

Klaus Heinemann - AerCap Holdings N.V. - CEO

Good morning.

Alex Loanzon - Bank of America, Merrill Lynch - Analyst

Morning.

I just had a quick question regarding the asset impairment that you guys took this quarter. It looks like it was very minimal. I was just wondering if you had any detail behind that and if you expect any additional asset impairment in the fourth quarter or even in 2010?

Keith Helming - AerCap Holdings N.V. - CFO

The impairment that was incurred in third quarter related to an engine down in the AeroTurbine business, where it didn’t make sense to repair the engine, so there was an impairment that we took, which is why there’s a small amount.

And we’ve done our impairment analysis, as we always do, and we don’t expect any impairments in the fourth quarter. Obviously, the market can change and assumptions can change, even going into 2010, but at the moment, we don’t have any projected.

Alex Loanzon - Bank of America, Merrill Lynch - Analyst

Okay. Thanks, Keith.

And just a quick question regarding the leasing revenue for 2010. I know you had mentioned it’s going to be in the range of maybe $1 billion to $1.1 billion. Do you have any kind of schedule on the aircraft deliveries by quarter? And kind of how the planes are going to be coming in and actually generating rents?

Keith Helming - AerCap Holdings N.V. - CFO

We can provide that to you. We can give you a better idea in terms of the delivery schedule.

Klaus Heinemann - AerCap Holdings N.V. - CEO

But it is more heavy in the first half of the year than in the second half. The first half of the year will probably — I mean, I can’t give you the exact number, but I think it’ll see three quarters of next year’s deliveries, right?

Keith Helming - AerCap Holdings N.V. - CFO

Probably. Yes.

Alex Loanzon - Bank of America, Merrill Lynch - Analyst

Okay. Thanks, Klaus. Thanks, Keith.

Keith Helming - AerCap Holdings N.V. - CFO

Yes.

Operator

Your next question comes from the line of Gary Liebowitz.

Gary Liebowitz - Wells Fargo - Analyst

Oh, that was fast.

Keith or Klaus, the gross margin in the quarter on asset sales was 18%. It was far better than what it was in Q2. Any comments there? Was it just a mix of assets or pricing approving? Or what should we assume going forward on that?

Klaus Heinemann - AerCap Holdings N.V. - CEO

What you are starting to see in AeroTurbine is a combination of two things. First of all we mentioned before, when Gus gave his presentation at the Investor Day, AeroTurbine has made significant efforts to sell directly to the end-user rather than via brokers. So I think that is really starting to show now.

And the second one is there is, indeed, also sign of renewed life in the demand for spares, and in particular for the lease engines and — which is not surprising because as airlines start to slowly increase the utilization of existing aircraft and as they have run down existing inventories to the very limit, you would expect demand for spares and spare engines to come up and that is exactly what AeroTurbine saw in the third quarter.

So that is in line with what we observe also elsewhere, which is that the market is starting to improve, albeit at a slow pace.

Gary Liebowitz - Wells Fargo - Analyst

Okay. Thanks.

And just one more for Keith. Keith, how should I be modeling minority interests for the fourth quarter and for 2010?

Keith Helming - AerCap Holdings N.V. - CFO

The numbers that we gave you in the investor presentation still should hold.

Gary Liebowitz - Wells Fargo - Analyst

Okay. I’ll review those. Thank you.

Operator

Your next question comes from the line of Scott Valentin.

Scott Valentin - FBR Capital Markets - Analyst

Good morning. Thanks for taking my question.

Just on the authority approval, you mentioned, I guess, the Turkish authorities haven’t granted approval yet. Is there any issue there or it’s just a matter of time?

Klaus Heinemann - AerCap Holdings N.V. - CEO

No, this is just the normal timing. We don’t anticipate — I mean, we are not anywhere near market dominance in Turkey between the two of us. So this is procedural and we expect that to come in well before year-end.

Scott Valentin - FBR Capital Markets - Analyst

Okay. And then just as we go into the weaker winter months, is there an expectation maybe for some more pressure from some of the airlines to try to renegotiate lease rates?

Klaus Heinemann - AerCap Holdings N.V. - CEO

Well, there are always one or two candidates, but it is at a benign level. We don’t see that getting worse at this moment. And as I said before, if you compare the current situation to the last recession, we are actually far better off because there is nothing like what we saw in the last recession when it comes to bankruptcies of major carriers.

So these are single-digit numbers of airlines, sort of who are — typically what we don’t do, we don’t allow them to reduce rentals. What we sometimes allow them is to defer payment of part of the rentals by 6 to 12 months, but generally we do not agree to a reduction of rentals.

Scott Valentin - FBR Capital Markets - Analyst

Okay. And then a follow-up on the prior question regarding gross margin. I mean, you — I appreciate the guidance on the asset sales in 2010. I guess, do we assume the 18% gross margins is a valid number going forward, given the two factors you cited?

Keith Helming - AerCap Holdings N.V. - CFO

Yes, that’s — maybe a slightly less on the aircraft sales, but on parts sales and engine sales, that would probably be a good guidance level.

Klaus Heinemann - AerCap Holdings N.V. - CEO

And part sales, at the moment, people are starting to add capacity back into the system, which we anticipate people might do as they go into the summer season for next year. At that point in time, you would expect a significant increase of demand for spares, because a lot of these aircraft will have a lot of MRO work done to them before they can fly again.

Scott Valentin - FBR Capital Markets - Analyst

Okay. And one follow-up question. In the past, in the slide show, there’s been a funding table showing maybe funding gap, I think it was 2012, 2013. I know with the Genesis acquisition or merger, a lot of that probably gets alleviated, but I’m wondering if you could maybe provide an update there on the funding gap?

Klaus Heinemann - AerCap Holdings N.V. - CEO

Well, there’s no gap anymore.

Keith Helming - AerCap Holdings N.V. - CFO

Yes, exactly.

Klaus Heinemann - AerCap Holdings N.V. - CEO

Well, we stopped it.

Scott Valentin - FBR Capital Markets - Analyst

Okay.

Keith Helming - AerCap Holdings N.V. - CFO

I mean, from a cash point of view, with the Genesis deal, we’ll have the cash even without doing additional asset sales for the full forward order. And again, with the deal we closed, it was announced today, effectively the debt is taken care of out to 2012. So —.

Scott Valentin - FBR Capital Markets - Analyst

Okay. Thanks very much.

Keith Helming - AerCap Holdings N.V. - CFO

Sure.

Operator

And you have no further questions at this time.

Klaus Heinemann - AerCap Holdings N.V. - CEO

Okay. I think that concludes it then at the moment. Thank you very much for joining us and then hopefully we see many of you at the lunch in a couple of hours. Thanks so much.

Keith Helming - AerCap Holdings N.V. - CFO

Thank you.

Operator

Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

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